NORTHGATE ANNOUNCES ADDITONAL YOUNG-DAVIDSON DRILL RESULTS
Drill Hole YD07-42B Returns 46.80 Grams per Tonne Gold Over 9.1 Metres

VANCOUVER, December 20, 2007 – Northgate Minerals Corporation (TSX: NGX, AMEX: NXG) today announced assay results for 13 additional diamond drill holes at its Young-Davidson property near the town of Matachewan, Ontario.

DRILLING HIGHLIGHTS

  Hole YD07-42B, on the eastern flank of the Lower Boundary zone, intersected 46.80 grams per tonne (g/t) gold over 9.1 metres (m).

  Hole YD07-53, also targeting the Lower Boundary zone, intersected 80.8m of 2.68 g/t gold including 3.47 g/t gold over 18.0m. This hole is situated below and about 100m further to the west than any other intersection in the area.

  Hole YD07-50, drilled on the western flank of the Lower YD zone, returned results of 5.54 g/t gold over 8.5m.

  The results of these latest holes are being incorporated into a resource update for the project, which is expected to be completed in January 2008.

Ken Stowe, President and Chief Executive Officer, remarked, "The exploration team at Young-Davidson continues to achieve outstanding results. The continuity of the mineralization in the four main zones is excellent, which supports our concept of low-cost, large-scale bulk underground mining for the project. Given the drilling success in 2007, we expect to see another significant increase in gold resources for the project once the new resource update is completed next month, which will have a positive impact on the Pre-Feasibility Study for the project."

OVERVIEW OF YOUNG-DAVIDSON EXPLORATION AREA

Gold mineralization on the Young-Davidson property is present primarily in an intrusive syenite host rock dipping at approximately 70 degrees to the south. Figure 1, shown below, presents known resource areas (as defined in the legend), historic mine workings, simplified geology, potential new resource areas along with the pierce points for the holes drilled. Elevations in the longitudinal section are based on an artificial mine grid where the surface is defined as 10,355 metres.

Figure 1 – Young-Davidson Property (Vertical, North Looking, Longitudinal Section with Metric Grid)

Beginning in early 2008, three surface drills and one underground drill will continue with exploration. As the ramp development advances, a second underground drill rig will be added.

A new resource calculation is presently underway and will be available in January 2008, which will be incorporated into the Pre-Feasibility Study for the project.

Lower Boundary Zone

Five drill holes: YD07-42B, YD07-47A, YD07-51, YD07-53, and YD07-56 all intersected significant mineralization in the Lower Boundary zone. The results of these holes are presented in Table 1.

Drill holes YD07-42B and YD07-47A, completed between the C1 and C2 dykes, confirm the continuation of the zone in this area. YD07-42B returned 46.80 g/t gold over 9.1m and YD07-47A returned 3.91 g/t gold over 9.5m. The mineralization in hole 47A was partially cut off by a diabase dyke.

Drill hole YD07-51, completed in the upper levels of the Lower Boundary zone, returned 2.55 g/t gold over 32.2m including 7.40 g/t over 6.1m. Hole YD07-56, drilled to test the continuity of the Lower Boundary zone, returned 2.74 g/t gold over 53.5m, including 3.77 g/t gold over 17.5m.

Drill hole YD07-53 is the deepest and most westerly hole that has targeted the Lower Boundary zone. It is over 1,300m deep and about 100m west of YD06-16 and returned a thick intersection of 80.8m grading 2.68 g/t gold including 18.0m of 3.47 g/t gold. This hole confirms the Lower Boundary zone remains open at depth and has continuity towards the Lower YD zone. The results of these holes also illustrate that the Lower Boundary zone is significantly larger than previously known.

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Table 1 – Lower Boundary Zone

Hole ID	From	To	Core Length	True	Gold-Cut 1oz	Gold-Uncut
	(m)	(m)	(m)	Thickness (m)	(g/t)	(g/t)
YD07-42B	875.5	897.6	22.1	18.7	2.62	2.62
incl	875.5	883.7	8.2	6.9	3.62	3.62
incl	875.5	880.5	5.0	4.2	4.70	4.70
	937.2	946.3	9.1	7.9	9.84	46.80
	972.0	979.0	7.0	6.1	5.98	5.98

YD07-47A	572.7	575.1	2.4	1.7	11.44	24.41
	693.5	703.0	9.5	6.6	3.91	3.91
	750.3	756.0	5.7	4.2	3.04	3.04

YD07-51	643.5	675.7	32.2	17.3	2.55	2.55
incl	669.6	675.7	6.1	3.2	7.40	7.40

YD07-53	1301.4	1312.4	11.0	7.6	3.22	3.22
	1405.2	1486.0	80.8	56.7	2.68	2.68
incl	1428.3	1459.8	31.5	22.2	3.07	3.07
incl	1428.3	1446.3	18.0	12.6	3.47	3.47
incl	1483.0	1486.0	3.0	2.1	7.82	7.82

YD07-56	1046.3	1099.8	53.5	41.7	2.74	2.74
incl	1046.3	1063.8	17.5	13.7	3.77	3.77
incl	1075.8	1086.6	10.8	8.5	6.38	6.38

Lucky Zone

Five holes, the first drilled holes from underground, were completed targeting the Lucky zone. Hole R-02 returned 3.98 g/t gold over 29.5m including 8.65 g/t gold over 9.1m. R-03A returned 15.0m of 1.90 g/t gold including 2.4m of 3.48 g/t gold. Hole R-04 was drilled to test the west limit of the Lucky zone and did not return any significant results. Holes R-01 and R-03 were both abandoned for technical reasons before reaching target.

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Table 2 – Lucky Zone

Hole ID	From	To	Core Length	True	Gold-Cut 1oz	Gold-Uncut
	(m)	(m)	(m)	Thickness (m)	(g/t)	(g/t)
R-02	216.0	245.5	29.5	11.3	3.98	3.98
incl	216.0	223.5	7.5	3.0	3.11	3.11
incl	236.4	245.5	9.1	3.2	8.65	8.65

R-03A	178.5	199.5	21.0	12.2	1.89	1.89
incl	178.5	187.5	9.0	5.2	2.30	2.30
	225.9	240.9	15.0	8.7	1.90	1.90
incl	226.8	229.2	2.4	1.4	3.48	3.48
incl	235.7	240.9	5.2	3.0	2.35	2.35
R-04	No significant values

Lower YD Zone

Five new drill holes were completed on the Lower YD zone. The deepest hole, YD07-46A, intersected a dyke at the zone horizon and only returned 1.17 g/t gold over 41.3m of what is thought to be footwall zone.

Drill holes YD07-50, 52, 54, and 55 were completed at various levels on the west flank of the known Lower YD zone as illustrated in Figure 1. All of these holes intersected zone material. YD07-50, the lowest hole, returned 3.03 g/t gold over 24.0m including 5.54 g/t gold over 8.5m. YD07-52, completed about 380m above YD07-50, returned 1.90 g/t gold over 15.4m including 3.47 g/t gold over 3.0m. YD07-55, situated about 130m above YD07-52, returned 4.12 g/t gold over 15.6m and YD07-54, a further 100m higher, returned 2.4 g/t gold over 24.8m including 3.16 g/t gold over 11.5m.

Table 3 – Lower YD Zone

Hole ID	From	To	Core Length	True	Gold-Cut 1oz	Gold-Uncut
	(m)	(m)	(m)	Thickness (m)	(g/t)	(g/t)
YD07-46A	1435.5	1476.8	41.3	24.6	1.17	1.17
incl	1465.4	1476.8	11.4	6.7	1.75	1.75

YD07-50	1045.6	1069.6	24.0	20.6	3.03	3.03
incl	1052.0	1060.5	8.5	7.3	5.54	5.54

YD07-52	644.3	659.7	15.4	8.7	1.90	1.90
incl	648.1	652.2	4.1	2.5	2.94	2.94
incl	656.7	659.7	3.0	1.8	3.47	3.47

YD07-54	360.7	385.5	24.8	14.8	2.40	2.40
incl	372.5	384.0	11.5	6.9	3.16	3.16

YD07-55	549.4	565.0	15.6	10.5	4.12	4.12
incl	549.4	561.1	11.7	7.8	4.89	4.89

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QUALITY CONTROL – ANALYSES AND SAMPLE LOCATION

Details of quality assurance/quality control procedures for sample analysis and drill hole survey methodology are reported in detail in the National Instrument 43-101 (NI 43-101) Technical Report filed on SEDAR (www.sedar.com) on January 29, 2007. A summary of these procedures may also be found in a press release dated April 10, 2006.

QUALIFIED PERSONS

The program design, implementation, quality assurance/quality control and interpretation of the results is under the control of Northgate’s geological staff that includes a number of individuals who are qualified persons as defined under NI 43-101. Overall supervision of the program is by Carl Edmunds, PGeo, Northgate’s Exploration Manager.

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NOTE TO US INVESTORS:

The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" are Canadian mining terms as defined in accordance with NI 43-101 Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource", and "Inferred Mineral Resource" used in this news release are Canadian mining terms as defined in accordance with NI 43-101-Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards.

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NORTHGATE MINERALS CORPORATION is a gold and copper mining company focused on operations and opportunities in the Americas. The Corporation's principal assets are the Kemess South mine in north-central British Columbia and the Young-Davidson property in northern Ontario. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

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FORWARD-LOOKING STATEMENTS:

This news release includes certain "forward-looking statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Northgate Minerals Corporation (Northgate). Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate’s expectations are disclosed under the heading "Risk and Uncertainties" in Northgate’s 2006 Annual Report and under the heading "Risk Factors" in Northgate’s 2006 Annual Information Form (AIF) both of which are filed with Canadian regulators on SEDAR (www.sedar.com) and with the United States Securities and Exchange Commission (www.sec.gov). Northgate expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Ms. Keren R. Yun
Manager, Investor Relations
416-216-2781
kyun@northgateminerals.com

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APPENDIX 1 – DRILL HOLE COLLAR LOCATIONS

Hole ID	Easting	Northing	Elevation	Collar Azimuth	Collar Dip	Depth (m)
YD07-42B	23523.9	9937.9	10319.7	356	-70	1014.0
YD07-46A	22685.0	9725.0	10331.0	0	-70	1536.0
YD07-47A	23513.1	10064.7	10326.9	0	-70	816.0
YD07-50	22685.0	9963.0	10355.0	357	-70	1138.0
YD07-51	23360.0	10110.0	10316.9	0	-70	702.0
YD07-52	22755.0	10170.0	10333.1	0	-70	711.0
YD07-53	23000.0	9690.0	10332.0	0	-70	1536.0
YD07-54	22886.9	10310.4	10318.6	325	-66	631.0
YD07-55	22794.0	10238.0	10333.0	0	-70	730.5
YD07-56	23130.0	9870.0	10319.5	0	-70	1150.0
R-02	23205.0	10657.7	10191.0	186	-50	397.0
R-03A	23206.4	10657.8	10191.1	175	-38	265.0
R-04	23204.8	10657.8	10191.1	201	-42	327.0

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